Exhibit 99.2

CONSENT OF QUALIFIED PERSON

Alexandra J. Kozak, P.Eng.
AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, BC

To:

Securities Regulatory Authority
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Re: Mountain Province Diamonds Inc.'s submission of a Technical Report in support of updated Mineral Resource Estimates for the Gahcho Kué Diamond Project, in Mountain Province Diamonds Inc.'s press release dated 26 May 2009, entitled "Mountain Province Diamonds Announces Updated Mineral Resource Estimate for Gahcho Kué Diamond Project"

I, Alexandra J. Kozak, P.Eng., consent to the public filing of Sections 13.4 and 16 of the Technical Report entitled "Gahcho Kué Kimberlite Project, NI 43-101 Technical Report, Northwest Territories, Canada" (the "Technical Report"), dated 20 April, 2009.

I consent to extracts from, or a summary of, the Technical Report in Mountain Province Diamonds Inc.'s press release dated 26 May 2009, entitled "Mountain Province Diamonds Announces Updated Mineral Resource Estimate for Gahcho Kué Diamond Project" (the "Press Release").

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Alexandra J. Kozak, P. Eng.	26 May, 2009
Signed	Dated

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3030
Fax (604) 664-3057	www.amec.com

CONSENT OF QUALIFIED PERSON

Ken R. Brisebois, P. Eng.
AMEC E&C Services, Inc.
780 Vista Blvd., Suite 100
Sparks, NV 89434

To:

Securities Regulatory Authority
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Re: Mountain Province Diamonds Inc.'s submission of a Technical Report in support of updated Mineral Resource Estimates for the Gahcho Kué Diamond Project, in Mountain Province Diamonds Inc.'s press release dated 26 May 2009, entitled "Mountain Province Diamonds Announces Updated Mineral Resource Estimate for Gahcho Kué Diamond Project"

I, Ken R. Brisebois, P.Eng., consent to the public filing of Section 17 of the Technical Report entitled "Gahcho Kué Kimberlite Project, NI 43-101 Technical Report, Northwest Territories, Canada" (the "Technical Report"), dated 20 April, 2009.

I consent to extracts from, or a summary of, the Technical Report in Mountain Province Diamonds Inc.'s press release dated 26 May 2009, entitled "Mountain Province Diamonds Announces Updated Mineral Resource Estimate for Gahcho Kué Diamond Project" (the "Press Release").

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Ken R. Brisebois, P. Eng.	May 26 2009
Signed	Dated

AMEC E&C Services, Inc.
780 Vista Boulevard
Sparks, NV, 89434
Tel (775) 331 2375
Fax (775) 331 4153	www.amec.com

CONSENT OF QUALIFIED PERSON

Ted Leonard Eggleston, Ph.D., P. Geo.
AMEC E&C Services, Inc.
2001 W Camelback Road
Phoenix, AZ, USA, 85015

To:

Securities Regulatory Authority
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Re: Mountain Province Diamonds Inc.'s submission of a Technical Report in support of updated Mineral Resource Estimates for the Gahcho Kué Diamond Project, in Mountain Province Diamonds Inc.'s press release dated 26 May 2009, entitled "Mountain Province Diamonds Announces Updated Mineral Resource Estimate for Gahcho Kué Diamond Project"

I, Ted Leonard Eggleston, Ph.D., P.Geo., consent to the public filing of Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13.1, 13.2, 13.3, 13.5, 13.6, 13.7, 14, 15, 18, 19, 20, 21, 22 and 23 of the Technical Report entitled "Gahcho Kué Kimberlite Project, NI 43-101 Technical Report, Northwest Territories, Canada" (the "Technical Report"), dated 20 April, 2009.

I consent to extracts from, or a summary of, the Technical Report in Mountain Province Diamonds Inc.'s press release dated 26 May 2009, entitled "Mountain Province Diamonds Announces Updated Mineral Resource Estimate for Gahcho Kué Diamond Project" (the "Press Release").

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Ted Eggleston Ph.D., P.Geo	26 May, 2009
Signed	Dated

AMEC E&C Services, Inc.
Suite 300, 2001 West Camelback
Road
Phoenix AZ, 85015
Tel (602) 343 2410
Fax (602) 343 2499	www.amec.com